Exhibit 99.6
THE FOLLOWING PROXY CARD RELATES TO THE ANNUAL GENERAL MEETING OF THE ORDINARY SHAREHOLDERS OF WNS (HOLDINGS) LIMITED AND IS BEING SENT TO THE HOLDERS OF WNS (HOLDINGS) LIMITED AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG WNS (HOLDINGS) LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.
WNS (HOLDINGS) LIMITED
Annual General Meeting of Shareholders

Resolutions presented for consideration at the Annual		Vote
General Meeting of Shareholders on September 15, 2008

		For	Against	Abstain
1	Annual audited accounts
2	Re-appointment of auditors
3	Auditors’ remuneration
4	Re-election of Mr. Ramesh Shah as a Director of the Company
5	Re-election of Mr. Neeraj Bhargava as a Director of the Company
6	Directors’ remuneration

(Signature)